

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 11, 2018

Albert Neupaver
Executive Chairman
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

     **Re: Westinghouse Air Brake Technologies Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed August 8, 2018
          File No. 033-90866**

Dear Mr. Neupaver:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Transportation and Leisure

cc: Peter E. Devlin, Esq.